Exhibit (a)(5)
                                NETIQ CORPORATION
                Announces Voluntary Stock Option Exchange Program


         SAN JOSE, Calif.--(BUSINESS WIRE)--May 8, 2001 - NetIQ Corporation (Nasdaq: NTIQ) today announced a voluntary stock option exchange program for its eligible employees. Participating NetIQ employees have the opportunity to cancel up to approximately 2.7 million option shares previously granted with an exercise price equal to or greater than $50.00 per share in exchange for an equal number of new options to be granted on a specified future date, which will be at least six months and one day following the date when NetIQ cancels the old options. The exercise price of the new options will be set at the fair market value of the Company's common stock as of the new grant date, which is expected to occur later this year. NetIQ commenced the exchange offer today and currently expects to end it on June 7, 2001. The exchange option program is not expected to result in a compensation charge to the financial statements. Company executive officers and board of directors are excluded from participating in the program.

About NetIQ

         NetIQ Corporation is a leading provider of e-business infrastructure management and intelligence solutions for all the components of an organizations' e-business infrastructure -- from back-end servers, networks and directories to front-end Web servers and applications. The company is headquartered in San Jose, CA., with development and operational personnel in Houston, TX; Raleigh, NC; Bellevue, WA; and Portland, OR.
         For more information, please visit NetIQ's Web site at http://www.netiq.com/ or call 408/856-3000.

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         ELIGIBLE OPTION HOLDERS SHOULD CAREFULLY READ ALL OF THE EXCHANGE OFFER
DOCUMENTS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) BEFORE DECIDING WHETHER OR NOT TO EXCHANGE THEIR OPTIONS. NetIQ FILED THE EXCHANGE OFFER DOCUMENTS ON "SCHEDULE TO" WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). THE EXCHANGE OFFER DOCUMENTS ARE AVAILABLE FOR FREE ON THE SEC WEB SITE AT HTTP://WWW.SEC.GOV.. ALL DOCUMENTS IN CONNECTION WITH THE EXCHANGE OFFER WILL ALSO BE DISTRIBUTED BY NETIQ TO ELIGIBLE OPTION HOLDERS FOR THEIR REVIEW, AT NO EXPENSE TO THEM.
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CONTACTS:
  Press Relations: Susan Torrey, 713/548-1863,susan.torrey@netiq.com
  Investor Relations: Nanci Werts, 503/294-7025 Ext. 2564, nanci.werts@netiq.com Stock Services: Debra Randall, 408/856-3116, debra.randall@netiq.com